SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release November 18, 2003
SIGNATURES

Press Release
November 18, 2003

E.ON sells stake in swb

E.ON has met a further requirement stipulated in the ministerial approval for the acquisition of Ruhrgas and has sold its stake of 32.36 percent in swb AG, a Bremen-based utility company, to EWE AG, Oldenburg/Germany. The purchase price amounts to € 305 million. In addition, E.ON will earn a consolidated book profit of approx. € 100 million from this transaction.

E.ON has already met the requirements imposed by the ministerial permit in connection with the E.ON/Ruhrgas case calling for the divestment of Gelsenwasser and Bayerngas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 18, 2003	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President
Accounting